Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
Amounts in thousands

	Three Months ended
	March 31,		Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before noncontrolling interest in consolidated subsidiaries and income from equity investees	$8,700	$7,888	$34,739	$20,346	$35,890	$38,297	$35,560
Add: Income tax expense	411	399	1,131	937	689	675	396
Add: Fixed charges	7,965	7,944	32,007	50,410	38,676	34,423	29,686
Add: Distributed income of equity investees	188	150	494	686	345	98	124
Less: Capitalized interest	(12)	(18)	(83)	(159)	(381)	(377)	—

Earnings (1)	17,252	16,363	68,288	72,220	75,219	73,116	65,766

Fixed charges:
Interest expense	7,639	7,620	30,681	48,847	36,905	32,898	28,501
Amortization of financing fees	258	258	1,030	1,203	1,192	963	993
Capitalized interest	12	18	83	159	381	377	—
Estimate of interest included in rent expense	56	48	213	201	198	185	192

Fixed charges (2)	$7,965	$7,944	$32,007	$50,410	$38,676	$34,423	$29,686

Ratio of earnings to fixed charges (1)/(2)	2.17	2.06	2.13	1.43	1.94	2.12	2.22